Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

By and Among

PROBIORA HEALTH, LLC,

a Delaware limited liability company

(“Buyer”),

CHRISTINE L. KOSKI,

The Sole Member and Manager of Buyer and a Personal Guarantor

(“Koski”),

and

ORAGENICS, INC.,

a Florida corporation

(“Seller”)

Effective as of June 22, 2016

i

ii

Exhibit A – Bill of Sale and Assignment and Assumption Agreement

Exhibit B –Sub-lease

Exhibit C – Transition Services Agreement

Exhibit D – Intellectual Property Assignment Agreement

Exhibit E – Assignment of the Manufacturing Agreement

Exhibit F – Non-Competition and Non-Solicitation Agreement

Exhibit G – Fulfillment Assistance Agreement

Exhibit H – Promissory Note

Exhibit I – Personal Guaranty

Exhibit J – Resignation Letter

Exhibit K – Correspondence

Schedule 1.1 – Definitions

Schedule 2.1 – Purchased Assets

Schedule 2.1(A) – Patents and Applications

Schedule 2.1(B) – Trademark Applications and Registrations

Schedule 2.2 – Excluded Assets

Schedule 2.3 – Assumed Liabilities

Schedule 2.5 – Allocation Schedule

Schedule 4.3 – Required Consents

Schedule 4.7 – Inventory Locations

Schedule 4.16 – No Material Adverse Effects

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into effective as of June 22, 2016 by and among ProBiora Health, LLC, a Delaware limited liability company (the “Buyer”), Christine L. Koski (“Koski”), the sole member and manager of Buyer and a personal guarantor (“Guarantor”) of certain of the payment obligations of Buyer, and Oragenics, Inc., a Florida corporation (the “Seller”). Buyer, Koski, and Seller are referred to collectively in this Agreement as the “Parties.”

RECITALS

A. WHEREAS, Seller is currently engaged in the oral probiotic business, as well as other business activities, and has determined that it is in its best interest to sell its oral probiotic business;

B. WHEREAS, Buyer is a newly formed entity which desires to acquire from Seller, and Seller desires to sell, transfer, convey and deliver to Buyer, all of the assets that constitute Seller’s ProBiora3 Business (as defined hereinafter), in exchange for the purchase price and upon the terms and subject to the conditions set forth in this Agreement;

C. WHEREAS, Koski is the sole member and manager of Buyer, and has agreed to provide a conditional personal guarantee of the Promissory Note payment obligations of Buyer to Seller as described more specifically below and in the Promissory Note and Guaranty which are attached to this Agreement;

D. WHEREAS, Koski is a shareholder of Seller and a member of the Board of Directors of Seller, and has agreed to resign from the Board of Directors of Seller upon consummation of the transactions described in this Agreement;

E. WHEREAS, the Parties have agreed that certain employees of, and consultants to, Seller who are associated with the oral probiotic business of Seller will be offered employment agreements or consulting agreements with Buyer, as more particularly described herein below; and

F. WHEREAS, the Parties have agreed to enter into a Transition Services Agreement as more particularly described herein, for a period of time extending no longer than ninety (90) days after the Closing of the asset purchase.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by all of the Parties, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Certain definitions of capitalized terms used herein but not otherwise defined in Articles I through IX are set forth in Schedule 1.1 to this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1 Purchased Assets. Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, assign, convey and deliver to Buyer all of its rights, title and interest in the assets that constitute the ProBiora3 Business of Seller (the “Purchased Assets”), free and clear of any and all Encumbrance (as defined on Schedule 1.1), and Buyer hereby purchases and acquires from Seller all such interests in the Purchased Assets free and clear of all Encumbrances. The Purchased Assets include, without limitation, the assets described and listed on Schedule 2.1 to this Agreement (the “Purchased Assets Schedule”) attached hereto.

2.2 Excluded Assets. Notwithstanding any other provision of this Agreement, the Purchased Assets shall not include (i) any cash or cash equivalents held by Seller related to the ProBiora3 Business for any period prior to the Closing; (ii) any accounts or notes receivable held by Seller for all Inventory shipped prior to Closing, and (iii) all assets, properties and rights used by Seller in its businesses, other than the ProBiora3 Business (the “Excluded Assets”).

2.3 Assumed Liabilities. Subject to the terms and conditions set forth herein, at the Closing, Buyer shall assume and agree to pay, perform and discharge the liabilities and obligations associated with the Purchased Assets, as set forth on Schedule 2.3 to this Agreement, but only to the extent that such liabilities and obligations do not relate to any breach, default or violation by Seller on or prior to Closing (collectively, the “Assumed Liabilities”). Other than the Assumed Liabilities, Buyer shall not assume any liabilities or obligations of Seller of any kind, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created.

2.4 Purchase Price. The purchase price shall be comprised of cash payments totaling $1,700,000.00 for the Purchased Assets, to be paid as follows:

(a) The aggregate cash purchase price for the Purchased Assets shall be one million seven hundred thousand dollars ($1,700,000.00), payable in two payments of: (i) $1,250,000.00 to be paid by wire transfer to Seller’s designated bank account in readily available funds at Closing and (ii) $450,000.00 to be paid by wire transfer to Seller’s designated bank account in readily available funds on or before July 31, 2016 (provided that certain requirements set forth on Exhibit B to the TSA are satisfied on or before July 31, 2016) (the “Deferred Purchase Price Amount”). Interest will accrue on the Deferred Purchase Price Amount from the date of Closing, calculated at the rate of one percent (1%) per annum.

(b) Buyer will execute a promissory note, in the face amount of the Deferred Purchase Price Amount, in favor of Seller (the “Promissory Note”).

(c) The Promissory Note shall be personally guaranteed by Christine L. Koski (“Koski”), subject to the conditions stated in the personal guarantee (the “Personal Guaranty”).

(d) Buyer will also be obligated to pay to Seller contingent consideration (“Contingent Consideration”) in amounts calculated at five percent (5%) of Buyer’s Contribution Margin (as defined below) on sales of products which utilize the Purchased Assets in excess of $2,000,000.00 annually over the contingent contribution period (defined below), subject to a maximum payment of two million dollars. “Contribution Margin” for this purpose is calculated as gross revenue from sales of products utilizing the Purchased Assets, less: (i) cost of goods sold, (ii) credit card processing fees, (iii) sales tax, (iv) shipping costs, (v) coupons, returns, and allowances, and (vi) direct and indirect sales commissions paid by Buyer. The aggregate Contingent Consideration payable over the Contingent Consideration Period (defined below) is capped at two million dollars ($2,000,000.00) (the “Contingent Consideration Cap”). The Contingent Consideration Period runs from the termination of the TSA (as defined below) until the earlier of: (i) achieving the Contingent Consideration Cap, or (ii) December 31, 2025. There is no minimum contingent consideration payable by Buyer. For the avoidance of doubt, and by way of example, if the sales of the products utilizing the Purchased Assets by Buyer fails to exceed $2,000,000 for any year during the Contingent Consideration Period, there will be no Contingent Consideration payable to Seller by Buyer for that year. In any year during the Contingent Consideration Period in which the sales of the products of Buyer utilizing the Purchased Assets exceeds $2,000,000, there will be Contingent Consideration payable to Seller by Buyer in any such year, calculated at the rate of five percent (5%) of the amount of the Contribution Margin on sales in excess of $2,000,000 for that year. Within ninety (90) days after the end of each fiscal year during the Contingent Consideration Period, Buyer shall prepare and deliver the calculation of the amount of the Contingent Consideration for such fiscal year, if any, along with reasonable detail to allow the Seller to review and verify the same.

2.5 Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets for all purposes (including filing of all Tax returns and preparation of all financial accounting statements) as set forth in Schedule 2.5 to this Agreement (the “Allocation Schedule”). Seller and Buyer agree that the purchase price allocation set forth in the Allocation Schedule has been mutually determined by them in good faith and at arm’s length, and that neither Party shall take a position in reporting income taxes or accounting for such purchase price allocation which is inconsistent with such Allocation Schedule.

2.6 Non-Assignable Purchased Assets.

(a) To the extent that any of the Purchased Assets are not capable of being assigned by Seller to Buyer at Closing without the consent of a third party, or if such assignment would constitute a breach of an agreement or violation of any law, this Agreement shall not constitute an assignment thereof, unless any required consent is obtained. In the event that any such third party consent is required, Seller shall use best efforts, at Seller’s cost and expense, and shall cooperate with Buyer, as required pursuant to the TSA, to acquire any and all such consent(s) after Closing, effective as of the Closing Date; provided, however, that Buyer shall undertake to pay or satisfy the corresponding liabilities related to such non-assignable Purchased Asset to the extent Buyer would have been responsible therefor if such consent had been acquired. Once such consent is acquired with respect to a non-assignable Purchased Asset or Buyer otherwise commences doing business with the applicable third party with respect to a non-assignable Purchased Asset, such non-assignable Purchased Asset shall for all purposes of this Agreement be treated as a Purchased Asset for no additional consideration.

(b) To the extent that any Purchased Asset cannot be transferred to or assumed by Buyer following the Closing pursuant to this Section, the Buyer and Seller shall use best efforts to enter into, or to cause their respective Affiliates to enter into, such arrangements (such as subleasing, sublicensing or subcontracting) to provide the Parties the economic and, to the extent permitted under applicable law, operational equivalent of the transfer of such Purchased Asset to Buyer as of the Closing and the performance by Buyer of its obligations with respect thereto. Buyer shall, as agent or subcontractor for Seller, pay, perform and discharge fully the Liabilities of Seller thereunder from and after the Closing Date. To the extent permitted under applicable law, Seller shall hold in trust for and pay to Buyer promptly upon receipt thereof, such Purchased Asset and all income, proceeds and other monies received by Seller to the extent related to such Purchased Asset in connection with the arrangements under this Section.

ARTICLE III

CLOSING

3.1 Closing. Following the satisfaction or waiver of all conditions set forth in Article VIII to the obligations of the Parties to consummate the transactions contemplated by this Agreement, the consummation of the purchase and sale of the Purchased Assets and the related transactions and deliverables provided for herein (the “Closing”) shall take place no later than the close of business on the first Business Day after the satisfaction or valid waiver of the conditions set forth in Article VIII (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), but in no event later than forty-eight (48) hours after the date hereof. The date on which the Closing occurs is hereinafter referred to as the “Closing Date”. For tax and accounting purposes, the Parties shall treat the Closing as being effective as of 12:01 a.m. on the Closing Date (the “Effective Time”). The Closing may take place by the electronic exchange of executed copies of this Agreement and the related Closing deliverables (described below in Section 3.2), or in person at the offices of Buyer’s counsel at 100 N. Tampa Street, Suite 4100, Tampa Florida, or otherwise, as the Parties may mutually agree.

3.2 Closing Deliverables.

(a) At the Closing, Seller shall deliver to Buyer the following:

(i) a bill of sale and assignment and assumption agreement in the form of Exhibit A (the “Bill of Sale”) and duly executed by Seller, effecting the assignment to Buyer of the Purchased Assets and the assumption of the Assumed Liabilities by Buyer;

(ii) A sub-lease from Seller to Buyer for a portion of the space at Seller’s Tampa office location in the form of Exhibit B executed by Seller;

(iii) the Transition Services Agreement ( the “TSA”)in the form of Exhibit C and duly executed by Seller;

(iv) the Intellectual Property Assignment Agreement(s) in the form of Exhibit D and duly executed by Seller;

(v) the Assignment of the Manufacturing Agreement in the form of Exhibit E, duly executed by Seller, Manufacturer (if necessary), and Buyer;

(vi) the Non-Competition and Non-Solicitation Agreement in the form of Exhibit F, duly executed by the Seller;

(vii) the Fulfillment Assistance Agreement in the form of Exhibit G, duly executed by the Seller;

(viii) a certificate of the Secretary (or equivalent officer) of Seller certifying as to its: (A) the Articles of Incorporation; (B) Bylaws; (C) resolutions of the Special Committee of the board of directors, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; (D) resolutions of the board of directors (with the exception of Koski and Robert C. Koski), duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; (E) incumbency certificate; and (F) Certificate of Good Standing;

(ix) a fairness opinion from Griffin Securities Inc. (the “Fairness Opinion”);

(x) copies of Lallemand SAS Invoice #552380 dated June 9, 2016 and # 552356 dated June 7, 2016, Nutraceutix, Inc. PO #2775 dated April 14, 2016, Logic PAKaging PO #2776 dated April 22, 2016 and Best PO#2777 dated May 25, 2016;

(xi) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code duly executed by Seller;

(xii) Out of State Affidavit of Acceptance;

(xiii) copies of all books and records related to the Purchased Assets; and

(xiv) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b) At the Closing, Buyer shall deliver to Seller the following:

(i) the cash portion of the Purchase Price;

(ii) the Promissory Note for the Deferred Purchase Price to Seller in the form of Exhibit H executed by Buyer (the “Promissory Note”);

(iii) the personal guaranty in the form of Exhibit I executed by Koski (the “Personal Guaranty”);

(iv) a Resignation Letter in the form of Exhibit J duly executed by Koski, making effective, as of the Closing Date, her resignation from Seller’s Board of Directors;

(v) the Bill of Sale and Assignment and Assumption Agreement in the form of Exhibit A duly executed by Buyer;

(vi) the Sub-Lease in the form of Exhibit B, duly executed by Buyer;

(vii) the TSA in the form of Exhibit C duly executed by Buyer;

(viii) the Intellectual Property Assignment Agreement in the form of Exhibit D duly executed by Buyer;

(ix) the Assignment of the Manufacturing Agreement in the form of Exhibit E, duly executed by Buyer;

(x) a Non-Competition and Non-Solicitation Agreement in the form of Exhibit F, duly executed by Buyer;

(xi) the Fulfillment Assistance Agreement in the form of Exhibit G, duly executed by Buyer;

(xii) a certificate of the Secretary (or equivalent officer) of Buyer certifying as to its: (A) Certificate of Organization; (B) manager resolutions, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; (C) incumbency certificate; and (D) Certificate of Good Standing;

(xiii) Out of State Execution Affidavit; and

(xiv) such other customary instruments of transfer, assumption, filings or documents, as may be required to give effect to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article IV are correct and complete as of the date of this Agreement and shall be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), except as set forth in the disclosure schedule accompanying this Agreement (the “Seller Disclosure Schedule”). The Seller Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article IV.

4.1 Organization of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. The execution and delivery of this Agreement, and consummation of the transactions contemplated herein, have been duly and validly authorized by the board of directors (and shareholders, if necessary) of Buyer.

4.2 Authorization of Transaction. Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and all other agreements contemplated by this Agreement have been duly authorized by Seller.

4.3 Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Article II above), shall: (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which Seller is subject or any provision of its charter or bylaws or other governing document; or (ii) except as set forth on Schedule 4.3, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound or to which any of its assets are subject. Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Article II above).

4.4 Brokers’ Fees. Seller has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

4.5 Title to Assets. Seller owns and has good title to the Purchased Assets, free and clear of Encumbrances.

4.6 Condition of Assets. The tangible personal property included in the Purchased Assets is in good condition and is adequate for the uses to which it is being put, and none of such tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance or repairs that are not material in nature or cost.

4.7 Inventory. All inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories of the ProBiora3 Business are included in the Purchased Assets (the “Inventory”) and consist of a quality and quantity usable and salable in the ordinary course of business. Included in Inventory are goods that the Parties have discussed are below specification as set forth on Attachment 2.1(1) to Schedule 2.1 to the Seller Disclosure Schedule. Such inventory has not been consigned to any person or entity. No person or entity has a lien on or claim to the Inventory, including without limitation, the landlord of the property located at each site at which Inventory is located, as listed on Schedule 4.7 to this Agreement.

4.8 Undisclosed Liabilities. Seller has no liabilities with respect to the ProBiora3 Business, except (a) those which are adequately reflected or reserved against in the balance sheet of the Seller (the “Balance Sheet”) as of March 31, 2016 (the “Balance Sheet Date”), (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet date and which are not, individually or in the aggregate, material in amount, and (c) pending liabilities arising out of purchase orders made by the Company for the ProBiora3 Business set forth on Schedule 2.3 that once the goods are delivered will trigger an invoice and a corresponding liability.

4.9	Intellectual Property.

(a) Schedule 4.9(a) of the Disclosure Schedules identifies each item of Seller-Owned Registered Intellectual Property Related to the ProBiora3 Business, including (a) the nature of the item, including the title; (b) the owner of the item; (c) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; (d) the issuance, registration or application numbers and dates; and (e) any deadlines related to: (A) registration, maintenance or renewal fees with respect to Seller-Owned Intellectual Property identified in such Disclosure Schedule; and (B) the filing of any documents, applications or certificates (including responses to office actions) that are required within ninety (90) days of the Closing Date to maintain any such Seller-Owned Intellectual Property. Seller owns free and clear of all Liens, the Intellectual Property identified on Schedule 4.9(a) of the Disclosure Schedules. No Person other than Seller has ownership of any such Intellectual Property.

(b) Seller owns, or holds a valid and transferable license to, all Intellectual Property that is or at any time was material to the conduct of the ProBiora3 Business as currently conducted. The Acquired Intellectual Property includes all Intellectual Property Rights necessary and sufficient for the conduct of the ProBiora3 Business by Buyer immediately following the Closing in substantially the same manner as conducted by Seller during the eighteen (18) month period prior to Closing.

(c) To Seller’s Knowledge, the conduct of the ProBiora3 Business has not infringed or misappropriated, and does not infringe or misappropriate the Intellectual Property Rights of any Person. No proceeding is pending or threatened in writing which asserts that the conduct of the ProBiora3 Business infringes, misappropriates, or violates the Intellectual Property Rights of any Person.

(d) To Seller’s Knowledge, no Acquired Intellectual Property is being infringed by any Person.

(e) All registrations with respect to Seller-Owned Registered Property Related to the ProBiora3 Business are valid and in force, and all applications to register any Seller-Owned Registered Intellectual Property Related to the ProBiora3 Business are pending and in good standing, all without (1) challenge, interference or opposition of any kind or (2) threat of challenge, interference or opposition of any kind. There are no facts or circumstances that would render any Seller-Owned Intellectual Property Related to the ProBiora3 Business invalid or unenforceable in any material respect, other than a potential 35 U.S.C. §101 (patentable subject matter) issue with some issued claims of U.S. Pat. No. 7,931,892 and U.S. Pat. No. 8,865,156 (from which U.S. Ser. No. 14/518,226 claims priority).

(f) No director, officer, stockholder, employee, agent or other representative of Seller owns or claims any rights in (nor has any of them made application for) any Acquired Intellectual Property.

(g) Schedule 4.9(g) of the Disclosure Schedule sets forth a list of all Inbound IP Licenses necessary and sufficient for the conduct of the ProBiora3 Business. All Inbound IP Licenses listed on Schedule 4.9(g) of the Disclosure Schedule are included in the Acquired Intellectual Property. True, correct and complete copies of each Inbound IP License have been made available to Buyer.

(h) Schedule 4.9(h) of the Disclosure Schedule sets forth a list of all Outbound IP Licenses Related to the ProBiora3 Business. Seller has made available to Buyer for review accurate and complete copies of all Outbound IP Licenses.

(i) The transactions contemplated to be consummated under this Agreement as of the Closing: (A) will result in no material changes to any rights or obligations of Seller under any Inbound IP License or Outbound IP License; (B) do not require the consent of any other party to such Inbound IP License or Outbound IP License; (C) will not result in a breach of or default under such Inbound IP License or Outbound IP License; and (D) will not otherwise cause such Inbound IP License or Outbound IP License to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing.

(j) Seller has used commercially reasonable efforts to protect trade secret rights included in the Acquired Intellectual Property from unauthorized use or disclosure, has used commercially reasonable efforts to maintain materials protected by trade secret rights in confidence, and has used commercially reasonable efforts to preserve their status as trade secrets. There have been no breaches by Seller or, to Seller’s Knowledge, by the other party to the Contract, of any Contract between Seller and customers or other third parties with respect to trade secrets. There has been no unauthorized use or disclosure of such trade secrets by Seller.

4.10 Contracts. Schedule 4.10 of the Disclosure Schedules includes each contract included in the Purchased Assets and being assigned to and assumed by Buyer (the “Assigned Contracts”). Each Assigned Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. None of Seller or, to Seller’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Assigned Contract. No event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default under any Assigned Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of benefit thereunder. Complete and correct copies of each Assigned Contract have been made available to Buyer. There are no disputes pending or, to Seller’s Knowledge, threatened under any Assigned Contract.

4.11 Permits. Schedule 4.11 of the Disclosure Schedules lists all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained from governmental authorities included in the Purchased Assets (the “Transferred Permits”). The Transferred Permits are valid and in full force and effect. All fees and charges with respect to such Transferred Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Transferred Permit.

4.12 Non-Foreign Status. Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

4.13 Compliance With Laws. Seller has complied in all material respects, and is now complying, with all applicable federal, state and local laws and regulations applicable to ownership and use of the Purchased Assets.

4.14 Legal Proceedings. There is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to Seller’s knowledge, threatened against or by Seller (a) relating to or affecting the Purchased Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

4.15 Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4.16 No Material Adverse Effects. Except as set forth on Schedule 4.16 of the Seller Disclosure Schedule, since April 13, 2016, there has not been any change, event or condition which has had or may have a material adverse effect on the Purchased Assets, Seller, or the ProBiora3 Business or the ProBiora3 Business’s condition (financial or otherwise), its properties, prospects, assets, liabilities or operations (a “Material Adverse Effect”).

4.17 Tax Matters. There are no Taxes or Tax liabilities outstanding which could affect clean title to the Purchased Assets. There remains no outstanding sales Tax liability with respect to the ProBiora3 Business on or after the Closing Date other than Tax liability resulting from sales that occurred prior to the Closing Date which will remain the obligation of Seller.

4.18 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Seller which could affect the validity and enforceability of this Agreement or which could affect clean title to the Purchased Assets.

4.19 Product Warranty. Each product manufactured, sold, leased, or delivered by Seller has been in conformity with all applicable contractual commitments and all express and implied warranties, and Seller has no liability (and there is no basis for any claim or proceeding against it giving rise to any liability) for replacement or repair thereof or other damages in connection therewith. Schedule 4.19 of the Seller Disclosure Schedule includes copies of the standard terms and conditions of sale or lease for Seller (containing applicable guaranty, warranty, and indemnity provisions). No product manufactured, sold, leased, or delivered by Seller is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease set forth in

Schedule 4.19 of the Seller Disclosure Schedule. No Governmental Authority has alleged that any product designed, manufactured, sold, leased, licensed, or delivered by Seller is defective or unsafe or fails to meet any product warranty or any standards promulgated by any such Governmental Authority. No product designed, manufactured, sold, leased, licensed, or delivered by Seller has been recalled, and Seller has not received any notice of recall (written or oral) of any such product from any Governmental Authority. No event has occurred or circumstance exists that (with or without notice or lapse of time) could result in any such Liability or recall.

4.20 Product Liability. Seller has no Liability (and, to the Seller’s Knowledge, there is no basis for any proceeding or claim against it giving rise to any Adverse Consequence) as a result of any defect or other deficiency (whether of design, materials, workmanship, labeling, instructions, or otherwise) with respect to any product designed, manufactured, sold, leased, licensed, or delivered in connection with the ProBiora3 Business, or any service provided by Seller in connection with the ProBiora3 Business, whether such Adverse Consequence is incurred by reason of any express or implied warranty (including any warranty of merchantability or fitness), any doctrine of common law (tort, contract, or other), any other applicable law, or otherwise.

4.21 Environment, Health and Safety.

(a) The operations of Seller with respect to the ProBiora3 Business and the Purchased Assets are currently and have been in compliance with all Environmental Laws. Seller has not received from any person or entity, with respect to the ProBiora3 Business or the Purchased Assets, any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b) Seller has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Schedule 4.21(b) of the Disclosure Schedules) necessary for the conduct of the ProBiora3 Business as currently conducted or the ownership, lease, operation or use of the Purchased Assets and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect by Seller through the Closing Date in accordance with Environmental Law, and Seller is not aware of any condition, event or circumstance that might prevent or impede, after the Closing Date, the conduct of the ProBiora3 Business as currently conducted or the ownership, lease, operation or use of the Purchased Assets. With respect to any such Environmental Permits, Seller has undertaken, or will undertake prior to the Closing Date, all measures necessary to facilitate transferability of the same, and Seller is not aware of any condition, event or circumstance that might prevent or impede the transferability of the same, and has not received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of the same.

(c) None of the ProBiora3 Business or the Purchased Assets or any real property currently or formerly owned, leased or operated by Seller in connection with the ProBiora3 Business is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d) There has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the ProBiora3 Business or the Purchased Assets or any real property currently or formerly owned, leased or operated by Seller in connection with the ProBiora3 Business, and Seller has not received an Environmental Notice that any of the ProBiora3 Business or the Purchased Assets or real property currently or formerly owned, leased or operated by Seller in connection with the ProBiora3 Business (including soils, groundwater, surface water, buildings and other structure located thereon) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Seller.

(e) Schedule 4.21(e) of the Disclosure Schedules contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller and any predecessors in connection with the ProBiora3 Business or the Purchased Assets as to which Seller may retain liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and Seller has not received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller.

(f) Seller has provided or otherwise made available to Buyer and listed in Schedule 4.21(f) of the Disclosure Schedules: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the ProBiora3 Business or the Purchased Assets or any real property currently or formerly owned, leased or operated by Seller in connection with the ProBiora3 Business which are in the possession or control of Seller related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

4.22 Customers and Suppliers.

(a) Schedule 4.22(a) of the Seller Disclosure Schedule lists all of the customers of Seller related to the ProBiora3 Business for each of the two most recent fiscal years and sets forth opposite the name of each such customer the percentage of consolidated net sales attributable to such customer. Schedule 4.22(a) of the Seller Disclosure Schedule also lists any person that Seller anticipates will be a customer of Seller in the current fiscal year that was not a customer of Seller at any time in the two most recently completed fiscal years.

(b) Schedule 4.22(b) of the Seller Disclosure Schedule lists the 20 largest suppliers of Seller related to the ProBiora3 Business for each of the two most recent fiscal years and sets forth opposite the name of each such supplier the percentage of consolidated net expense attributable to such supplier. Schedule 4.22(b) of the Seller Disclosure Schedule also lists any person or entity that Seller anticipates will be a supplier of Seller in the current fiscal year that was not a supplier of Seller at any time in the two most recently completed fiscal years.

4.23 Disclosure. No representation or warranty contained in this Agreement, or in any certificate or document furnished or to be furnished by Seller to Buyer or its representatives in connection herewith or pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to make the statements herein or therein contained not misleading where necessary in order to provide a prospective purchaser of the Purchased Assets with full and complete accurate information as to Seller and the condition (financial and otherwise) of the properties, assets, liabilities, and Seller’s business. The representations and warranties contained in this Article IV or elsewhere in this Agreement, or any document delivered pursuant to this Agreement or in connection herewith, shall not be affected or deemed waived by reason of the fact that Buyer or its representatives knew or should have known that any such representation or warranty is or might be inaccurate in any respect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article V are correct and complete as of the date of this Agreement and shall be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), except as set forth in the disclosure schedule accompanying this Agreement (the “Buyer Disclosure Schedule”). The Buyer Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article V.

5.1 Organization of Buyer. Buyer is a limited liability corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The execution and delivery of this Agreement, and consummation of the transactions contemplated herein, have been duly and validly authorized by the manager of Buyer.

5.2 Authorization of Transaction. Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and all other agreements contemplated by this Agreement have been duly authorized by Buyer.

5.3 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Article II above), shall: (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its charter or bylaws or other governing document; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets are subject. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in Article II above).

5.4 Brokers’ Fees. Buyer has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

ARTICLE VI

COVENANTS

6.1 General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Article VII below), including without limitation, the execution and delivery of any other documents necessary for the efficient prosecution or obtainment of the Acquired Intellectual Property. Seller acknowledges and agrees that from and after the Closing, Buyer shall be entitled to possession of all documents, books, records (including tax records), agreements, and financial data of any sort relating to the Purchased Assets.

6.2 Litigation Support. If and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand either pending at the time of Closing or brought within two years following the Closing, in connection with: (i) any transaction contemplated under this Agreement; or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Purchased Assets, the other Party shall cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article VII below).

6.3 No Change. Since the signing date of the Letter of Intent by and between Seller and Buyer, Seller has operated the ProBiora3 Business in the ordinary course, and refrained from any actions affecting the ProBiora3 Business which are outside the ordinary course of business.

6.4 Transition. Seller shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Seller from maintaining the same business relationships with Buyer after the Closing as it maintained with Seller prior to the Closing. Seller shall refer all customer inquiries relating to the ProBiora3 Business to Buyer from and after the Closing.

6.5 Confidentiality. Seller shall treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information that are in its possession; provided that one copy of the Confidential Information may be retained by Seller in a secured and restricted location for evidentiary purposes and as a means of determining any continuing obligations under this Agreement and/or resolving any dispute hereunder and provided that neither Seller nor its representatives will be required to erase electronically stored Confidential Information that has been saved to a back-up file in accordance with Seller’s or its representative’s ordinary electronic back-up practices. If Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Seller shall notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6.5). If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller may disclose the Confidential Information to the tribunal; provided, however, that Seller shall use its best efforts to obtain, at the request of Buyer, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.

6.6 Transfer Taxes. Seller shall pay any sales, use, excise or other transfer Taxes imposed upon Seller by applicable law in connection with the transfer of the Purchased Assets. To the extent permitted by applicable law, the Parties hereto shall cooperate in minimizing any sales, use, excise or other transfer Taxes.

6.7 Employees. As of the Closing Date, Seller will terminate the Transferred Employees. On the Closing Date, Buyer will offer employment to each Transferred Employee. Seller will be responsible for all obligations incurred in connection with the Transferred Employees arising on or prior to the Closing Date. Seller will provide appropriate coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) on the Closing Date and after the Closing Date as required by law to the Transferred Employees. Effective on the Closing Date, Seller shall credit each Transferred Employee with an accrued vacation pay that is equal to the amount of accrued but unused vacation of each Transferred Employee with Seller as of the Closing Date.

6.8 Hold Harmless. Buyer will hold Seller harmless for activities performed before the Closing Date for the sole benefit of Buyer by employees and consultants of Seller.

6.9 Existing Packaging. Seller hereby grants permission and a non-transferable limited license to Buyer to use the Oragenics, Inc. name and/or logo on all existing inventory packaging, boxes, bottles, and marketing materials, purchased by Buyer in connection with this Agreement (collectively the “Existing Packaging”) through the earlier of: (i) the date on which Buyer sells the last product packaged in Existing Packaging bearing the name and logo of Seller; or (ii) December 31, 2016.

ARTICLE VII

INDEMNIFICATION

7.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until December 31, 2017 (the “Survival Period”), provided, however that (i) the representations and warranties set forth in Sections 4.17 (Tax Matters), and 4.21 (Environmental, Health and Safety) shall survive for the applicable statute of limitations and (ii) the representations and warranties set forth in Sections 4.1 (Organization of Seller), 4.2 (Authorization of Transaction), 4.3 (Non-contravention), 4.5 (Title to Assets), 4.9 (Intellectual Property) and 4.20 (Product Liability) (the “Fundamental Representations”) shall survive for five (5) years. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

7.2 Indemnification by Seller. Subject to the other terms and conditions of this Article VII, Seller shall defend, indemnify and hold harmless Buyer, its affiliates, successors and assigns, and their respective members, managers, employees and agents from and against all Losses arising from or relating to:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or any document delivered by Seller under Section 3.2(a);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any document delivered by Seller under Section 3.2(a); or

(c) any Excluded Asset or Excluded Liability.

7.3 Indemnification by Buyer. Subject to the other terms and conditions of this Article VII, Buyer shall defend, indemnify and hold harmless Seller, its affiliates, successors and assigns, and their respective stockholders, directors, officers and employees and agents from and against all Losses arising from or relating to:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any document delivered by Buyer under Section 3.2(b);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any document delivered by Buyer under Section 3.2(b); or

(c) any Assumed Liability.

7.4 Certain Limitations. The indemnification provided for in Sections 7.2 and 7.3 shall be subject to the following limitations:

(a) Seller shall not be liable to Buyer for indemnification under Section 7.2 until the aggregate amount of all Losses in respect of indemnification under Section 7.2 exceeds Seventeen Thousand Five Hundred Dollars ($17,500.00) (the “Deductible”), in which event Seller shall only be required to pay or be liable for Losses in excess of the Deductible. The limitations under this Section 7.4 shall not apply to (i) any breach of the Fundamental Representations, (ii) in the event of fraud or intentional misrepresentation, (iii) Section 7.2(b), or (iv) an Excluded Liability.

(b) Recovery in an amount not to exceed Three Hundred Fifty Thousand Dollars ($350,000.00) shall be the Buyer’s sole and exclusive remedy for indemnifiable Losses resulting from the matters referred to in Section 7.2(a), provided, that, the limitations under this Section 7.4(b) shall not apply to (i) any breach of the Fundamental Representations and (ii) in the event of fraud or intentional misrepresentation. The maximum amount of indemnifiable Losses which may be recovered from Seller arising out of or resulting from the Fundamental Representations shall be limited to (1) the Purchase Price paid to and received by Seller plus (2) the aggregate amount of Contingent Consideration paid to and received by Seller (if any).

(c) Payments by any Indemnifying Party pursuant to Section 7.2 or 7.3 in respect of any Loss shall be calculated net of any insurance proceeds actually received on account of such Loss, if any, by the Indemnified Party.

(d) Payments by the Indemnifying Party pursuant to Section 7.2 or 7.3 in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually realized by the Indemnified Party on account of such Loss as a refund or reduction in Taxes payable in the year such Loss occurs or the immediately succeeding taxable year.

(e) Except with respect to any Third Party Claim against an Indemnified Party, in no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, consequential, exemplary, special damages, including loss of future revenue or income, loss of profits, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

(f) Notwithstanding Notwithstanding anything herein to the contrary, Seller shall not be liable for any Losses incurred by Buyer arising or relating to Section 4.20 (Product Liability) claims arising from sales of products created and sold after Closing, which are due to: (i) Buyer’s specific deviation from a specific Historical Standard which specific deviation directly gives rise to the specific Loss, (ii) Buyer’s use of the Historical Standard after a change in law after the Effective Time that requires a change in the Historical Standard, or (iii) Inventory that was not stored or handled by Buyer in accordance with manufacturer instructions.

7.5 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

7.6 Tax Treatment of Indemnification Payments. All indemnification payments made by Seller under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

7.7 Effect of Investigation. Buyer’s right to indemnification or other remedy based on the representations, warranties, covenants and agreements of Seller contained herein will not be affected by any investigation conducted by Buyer with respect to, or any knowledge acquired by Buyer at any time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

7.8 Cumulative Remedies. The rights and remedies provided in this Article VII are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

ARTICLE VIII

CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE

Buyer’s obligation to purchase the Purchased Assets and to take the other actions required to be taken by Buyer at the Closing shall be subject to satisfaction (or waiver by Buyer) of each of the following conditions:

8.1 The absence of any pending or threatened claims, or litigation seeking to enjoin or prevent the conveyance of the ProBiora3 Business, or which seeks damages, conditions, or challenges to the consummation of the Closing on any basis, or which could have a Material Adverse Effect on the Purchased Assets or the ProBiora3 Business;

8.2 All of the representations and warranties given by Seller in Article IV of the Agreement being true and correct in all material respects as of the date of Closing;

8.3 The transfer, conveyance and delivery of the Purchased Assets, on a lien-free basis;

8.4 Nothing having occurred which has had or could have a Material Adverse Effect on the Purchased Assets or the ProBiora3 Business;

8.5 The execution and delivery, of either Buyer or Seller and to either Buyer or Seller, as the case may be, of all of the ancillary agreements, contracts, or documents to be provided under Article III hereof;

8.6 Seller shall have supplied Buyer with a portable hard drive containing all reasonably accessible books and records of the ProBiora3 Business of Seller; and

8.7 Seller shall have signed, and sent by overnight delivery service, correspondence addressed to the list of parties identified on Exhibit K, with a return envelope addressed to Buyer (collectively, the “Correspondence”), and provided Buyer with copies of all such Correspondence as well as a list of delivery agent tracking numbers for the Correspondence.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination.

(a) This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(i) by the mutual written consent of Seller and Buyer;

(ii) by Seller, if the Closing shall not have occurred by June 24, 2016 (such date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(a)(ii) shall not be available to Seller if its action(s) or failure to perform or comply with any covenant or other obligation under this Agreement shall have been the principal cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date and such action(s) or failure to perform or comply constitutes a breach of this Agreement;

(iii) by Seller or Buyer, if any law shall have been enacted, enforced or deemed applicable to the transactions contemplated by this Agreement that has the effect of making the transactions contemplated by this Agreement illegal;

(b) In order to terminate this Agreement pursuant to this Section 9.1, the party seeking to terminate this Agreement shall deliver written notice thereof to the other parties hereto, specifying (i) the subsection of Section 9.1 pursuant to which this Agreement is being terminated and, (ii) the factual basis, in reasonable detail, giving rise to such party’s right to terminate this Agreement pursuant to this Section 9.1.

9.2 Effect of Termination. In the event that this Agreement is terminated pursuant to Section 9.1, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability hereunder on the part of the parties hereto; provided, however, that notwithstanding the foregoing, the provisions of Section 6.5 (Confidentiality), this Section 9.2 and Article X shall survive any termination of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses. If the Closing does not occur because Seller has failed to obtain the Fairness Opinion, Seller will reimburse Koski for all of her out-of-pocket expenses incurred on or after April 1, 2016.

10.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.2):

If to Seller:	Oragenics, Inc. 4902 Eisenhower Boulevard, Suite 125 Tampa, FL 33634 Attn: Michael Sullivan, CFO

with a copy, which shall not constitute notice, to:	Mark A. Catchur, Esq. Shumaker, Loop & Kendrick LLP 101 East Kennedy Blvd., Suite 2800 Tampa, FL 33602 mcatchur@slk-law.com

If to Buyer:	ProBiora Health, LLC 3824 Cedar Springs Rd., #349 Dallas, TX 75219 Attn: Christine L. Koski, Manager ckoski@probiorahealth.net

with a copy, which shall not constitute notice, to:	Louis T. M. Conti, Esq. Holland & Knight LLP 100 North Tampa Street, Suite 4100 Tampa, Florida 33602 louis.conti@hklaw.com

If to Personal Guarantor:	Christine L. Koski 3525 Turtle Creek Blvd, 19B Dallas, TX 75219 ckoski@probiorahealth.net

with a copy, which shall not constitute notice, to:	Louis T. M. Conti, Esq. Holland & Knight LLP 100 North Tampa Street, Suite 4100 Tampa, Florida 33602 louis.conti@hklaw.com

10.3 Headings ; Construction. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

10.4 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

10.5 Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

10.6 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning Party of any of its obligations hereunder.

10.7 No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto.

10.9 Waiver. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction).

10.11 Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Florida in each case located in the city of Tampa and county of Hillsborough, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

10.12 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.13 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

10.14 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, when taken together, will be deemed to constitute one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be duly executed as of the date first written above by their respective duly authorized signatories.

ORAGENICS, INC.

By:	/s/ Michael Sullivan
Name: Michael Sullivan
Title: Chief Financial Officer

PROBIORA HEALTH, LLC

By:	/s/ Christine L. Koski
Name: Christine L. Koski
Title: Manager

CHRISTINE L. KOSKI, individually

/s/ Christine L. Koski

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

SCHEDULE 1.1

DEFINITIONS

Acquired Intellectual Property means all Seller Intellectual Property, worldwide, comprising or Related to the ProBiora3 Business.

Adverse Consequence means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, causes of action, demands, injunctions, judgments, orders, decrees, rulings, damages, including any indirect, consequential, special, incidental or punitive damages (including lost profits, loss of use, damage to goodwill or loss of business), deficiency, dues, penalties, fines, awards, assessment, diminution in value, costs, amounts paid in settlement, liabilities, obligations, Taxes, liens, losses, expenses, and fees, including costs of investigation, court costs and reasonable attorneys’ fees and expenses.

Affiliate means any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. With regard to Seller, Affiliate does not include the Koski Family Limited Partnership or any of its partners or affiliates, Intrexon Corporation or any of its affiliates or subsidiaries and Third Security, LLC or any of its affiliates or subsidiaries.

CERCLA means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

Encumbrance means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

Environmental Claim means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

Environmental Law means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their

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implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

Environmental Notice means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

Environmental Permit means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

Hazardous Materials means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

Historical Standard means as of the Closing Date, the specific design, storage, formulation, materials, workmanship, labeling, instructions, or otherwise used by Seller with respect to any product designed, manufactured, sold, leased, licensed, or delivered in connection with the ProBiora3 Business.

In-Licensed Intellectual Property means Intellectual Property subject to an Inbound IP License.

Inbound IP License means a license, sublicense, or other agreement under which Seller is authorized to practice Intellectual Property Rights owned by another Person.

Intellectual Property or Intellectual Property Rights means all of the following in any jurisdiction: (a) issued patents and patent applications, and any divisionals, continuations, continuations-in-part, renewals, reexaminations, substitutions, extensions, or reissues thereof, and the rights related thereto; (b) trademarks, service marks, trade names, logos, slogans, and other source identifiers, including Internet domain names, (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewals thereof; (c) registered and unregistered works of authorship, the right to copy, distribute, modify, publicly perform, and publicly display such works, copyright

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registrations, and applications for copyright registration, and any extensions or renewals thereof; and (d) trade secrets, including rights in confidential know-how, technology or information, including confidential know-how, technology or information: (i) that derives economic value, actual or potential, from not being generally known to or readily ascertainable by others; and (ii) that is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

Knowledge or any other similar knowledge qualification, means the actual or constructive knowledge of any director or officer of Seller, after due inquiry.

Losses means all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements.

Outbound IP License means a license, agreement or permission pursuant to which Seller has authorized any Person to practice any Seller-Owned Intellectual Property.

Person means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

ProBiora3 Business means Seller’s oral probiotic business utilizing a proprietary blend of three naturally occurring strains of beneficial bacteria, Streptococcus oralis, Streptococcus uberis, and Streptococcus rattus, marketing under the mark ProBiora3®, with existing products in capsule and powder form for consumption by humans and pets sold under the brand names EvoraKids, EvoraPlus, EvoraPro and EvoraPet, as well as all international and private label business (including, without limitation, any licensing arrangements and contract sales).

Related to the ProBiora3 Business means required for, material to, or used primarily in, or arising, directly or indirectly, primarily out of the operation or conduct of, the ProBiora3 Business, or held primarily for such use.

Release means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

Seller Intellectual Property means: (i) Seller-Owned Intellectual Property; and (ii) In-Licensed Intellectual Property.

Seller-Owned Intellectual Property means: (i) Seller Registered Intellectual Property; and (ii) Seller Unregistered Intellectual Property.

Seller Registered Intellectual Property means Intellectual Property that meets the following criteria: the Intellectual Property: (i) is owned by Seller; and (ii) has been registered with the appropriate Government Authority, or is subject to a pending application for registration.

Seller Unregistered Intellectual Property means all Intellectual Property that is owned by Seller but that is not Seller Registered Intellectual Property.

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Tax or Taxes means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

Third Party Claim means any Action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a representative of the foregoing.

Transferred Employees means Vince Salvo, Kim Lane, and Peter Maroon.

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